Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

February 2, 2012

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed July 28, 2011
File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comment communicated to us in your letter dated January 25, 2012. Following is our response to the specific comment in your letter, which is reproduced below.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.	You state in your response to prior comment 1 that you have received licenses from BIS to sell certain commercial products to Syria since July 2009. Please tell us whether you have engaged, or intend to engage, in business transactions with Syria pursuant to those licenses and, if so, tell us the approximate dollar amounts of any revenues, assets, and liabilities related to Syria since July 2009. In addition, discuss for us the materiality of your business with Syria in qualitative terms that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Response:

We have received validated export licenses to sell products in Syria between July 2009 and July 2011, and between September 2011 and September 2013. The U.S. Department of Commerce issued these licenses to sell commercial off-the-shelf software for telecommunications equipment and associated computers, software, and technology to a publicly traded, South Africa-based telecommunications company in Syria. The license that expired in July 2011 authorized sales of approximately $539,000, which we did sell. The license expiring in September 2013 authorized sales of approximately $933,000. To date we have sold approximately $464,000 in software under that license and expect to sell the remainder before the license expires. The customer approached Microsoft to apply for these licenses in order to upgrade software that was previously installed and licensed by the computer hardware manufacturer on the customer’s servers and computers. From time to time, the U.S. Department of Commerce authorizes specific transactions in sanctioned countries because those transactions support U.S. foreign policy objectives such as promoting technological advancement and more transparent communication. For Syria specifically, there is a policy permitting approval of license applications for telecommunications equipment and associated computers, technology, and software.1

[1]	U.S. Department of Commerce, Bureau of Industry and Security, Syria Web Guidance, http://www.bis.doc.gov/policiesandregulations/syriaguidance8_07_09.htm.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

As the domestic crisis in Syria continues to evolve, U.S. foreign policy and economic sanctions on Syria adapt accordingly. We understand that Microsoft’s export license remains valid and in accordance with U.S. policy towards Syria. However, we do not anticipate seeking further licenses due to the difficult environment there.

In light of the scope, nature and purposes of the transactions described above, we do not believe they are quantitatively or qualitatively material to investors. In reaching this conclusion we considered the following:

•

The approximately $1.5 million of total sales authorized under these licenses is inconsequential in view of Microsoft’s fiscal year 2011 revenue of approximately $70 billion. We have no employees, facilities or assets in Syria and do not advertise or otherwise solicit business there. The software provided in Syria is being used by a telecommunications company for purposes that are consistent with U.S. trade and foreign policy.

•

Microsoft’s policy is to act in accordance with U.S. law and that of every jurisdiction where we do business. We devote substantial resources to ensuring trade compliance worldwide. We take seriously our legal responsibilities and the protection of our reputation with shareholders, government authorities and other stakeholders.

•

We are not aware of any concern expressed by our shareholders about these types of limited transactions. Nor are we aware of a customer buying decision that would be unfavorably affected by these transactions.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK BROD
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Peter Klein, Chief Financial Officer
Bradford L. Smith, Executive Vice President and General Counsel
John A. Seethoff, Vice President and Deputy General Counsel

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